Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: August 20, 2015

Second quarter 2015 results August 20, 2015

Group highlights Q2 2015 • Sales of €8.7 billion, up 17.1% (up 3.1% at constant exchange rates) • Sales excluding gas up 4.8% at constant exchange rates • Underlying operating margin of 3.8%, down 0.1 percentage points • Strong free cash flow of €367 million, up €297 million • Sales in the Netherlands up 6.8%, due to a strong performance by Albert Heijn and the impact of growth initiatives, resulting in increased transactions and higher volumes • Sales in the United States excluding gas up 2.1% at constant exchange rates, reflecting an improved customer proposition • Consumer online sales up 22.8% at constant exchange rates, driven by ongoing investments • Ahold and Delhaize announced their intention to merge on June 24, 2015, combining two highly complementary businesses to create a stronger, international food retailer 2

Group performance (in millions of euros) Quarter 2 2015 2014 Change Change* Net sales 8,688 7,420 17.1% 3.1% Net sales growth excluding gas 4.8% Underlying operating income 331 288 14.9% 1.9% Underlying operating margin 3.8% 3.9% Operating income 301 260 15.8% 1.6% Income from continuing 195 158 23.4% 9.6% operations Net income 195 147 32.7% 19.0% * At constant exchange rates • Net sales excl. gas up 4.8%*, good overall performance and favorable timing of Easter • Underlying operating margin at 3.8% • Net income increase reflects a higher underlying operating income and additional charges booked last year related to Waterbury

Performance by segment (in millions of euros) Quarter 2 Ahold USA The Netherlands Czech Republic 2015 Change* 2015 Change 2015 Change* Net sales 5,398 (0.3)% 2,890 6.8% 400 30.2% Net sales excl gas 2.1% 6.8% 31.8% Underlying 212 6.8% 130 (3.0)% 4 (31.9)% operating income Underlying 3.9% 0.2 4.5% (0.5) 1.0% (1.0) operating margin Identical sales 1.8% 3.6 3.4% 5.1 2.1% 5.0 growth excl gas * At constant exchange rates 4 • Net sales in the U.S. excl gas up 2.1%, positive ID sales and a higher margin driven by Simplicity cost savings • Strong performance in the Netherlands, with net sales up 6.8%, ID sales growth of 3.4% and margin in line with expectations • Strong ID sales in the Czech Republic of 2.1%. Underlying operating income includes €2 million non-recurring costs, related to the SPAR acquisition

Operating cash flow generation (in millions of euros) Quarter 2 2015 2014 Change Operating cash flow* 534 468 66 Change in working capital 59 (142) 201 Income tax paid (33) (93) 60 Net investment (123) (98) (25) Interest and dividend joint ventures (70) (65) (5) Free cash flow 367 70 297 * From continuing operations before changes in working capital and income tax paid • Continued strong free cash flow, €297 million higher than Q2 2014 • Positive change in working capital partly due to the timing of Easter • Lower income tax charge • Higher net investments primarily due to higher proceeds from divestments last year • YTD free cash flow of €553 million, up €181 million versus H1 2014

Business highlights: Ahold USA Acquisition of 25 A&P stores expands presence in key market • Stop & Shop NY Metro to acquire 25 A&P stores for $146 million* • Capex of $2-3 million per store falls largely within 2015 guidance • Sales post-conversion expected to grow to comparable to NYM stores • First 12 months slightly dilutive on underlying margin, year two and beyond no margin impact expected • Restructuring costs of $5-10 million expected in Q4 2015 * The agreement is subject to further terms and conditions Customer-focused strategy delivers results • First wave of value investment rollout completed • Super KVIs rollout on track • New produce department, with more attractive layout, signage and choice, launched in 167 stores • Super KVIs and produce rollout to be completed by the end of 2016 • Fourth consecutive quarter of volume market share growth [Graphic Appears Here] Savory platform drives focus on health • New print and online platform inspired by AH’s Allerhande • Helps customers to incorporate more fresh and healthy meals into their diets • To be issued four times in 2016. Available in stores, online and via smart phone and tablet devices [Graphic Appears Here]

Business highlights: the Netherlands Albert Heijn Fresh delivers better quality • Appealing to customers with new fresh products and concepts • More local and regional specialties with a focus on seasonal products • “Check Origin” sticker on produce directs customers to movie about product’s origin • Less plastic, more appealing packaging [Graphic Appears Here] Assortment development improves customer offering • Expansion and improvement of salad selection, making salads easier to choose by grouping them together [Graphic Appears Here] • As of June 1, almost all our fresh and frozen salmon is ASC-certified as part of our aim to make all own-brand products more sustainable Albert Heijn introduces the Allerhande meal box • Making customers’ lives easier • Healthy, fresh meals that can be prepared within 30 minutes • All ingredients and recipes for three meals included in one box • Free delivery of the box through ah.nl with option to combine with other ah.nl groceries (choice of >25,000 skus) [Graphic Appears Here]

Business highlights: bol.com Significant growth in traffic, number of orders and average order value • Consumer sales up more than 30%, with strong performance in electronics and home improvement & gardening categories • Strong increase in average order values • Number of transactions up more than 25% • YTD four million unique customers, up 17% • Consumer sales in Belgium up 75% Continued investments support our growth • Additional marketing investments further increase customer traffic and awareness • Continuous website improvements make shopping easier • Growing new categories and Plaza partners increases our customer offering • Same day pickup allows customers to collect their order at an Albert Heijn store within hours of ordering, for €1.99

Business highlights: Czech Republic Rollout of Favorite store concept for supermarkets on track • Favorite stores show improved sales trends • Empowering and engaging associates • Main entrance to store opened up • New layout of fruit & vegetable and bakery departments • Rollout has been completed in August Focus on improving performance of large stores following SPAR acquisition • Targeted store initiatives to improve performance of large former SPAR stores • Retain the best of both brands: • SPAR brands introduced under Albert brand • SPAR meat brand in Albert stores with focus on Czech origin

Proposed Ahold Delhaize merger… Stronger, better, more innovative • Strong, trusted local brands in neighboring geographies • Superior customer offering • Complementary base of more than 6,500 stores with enhanced scale across regions • Market-leading offerings with broader choices in products, services and shopping anytime, anywhere • Ability to leverage own brands and expertise to bring better value and choice Significant value creation • Anticipated run-rate synergies of €500 million per year, to be fully realized in the third year • 80% of synergies to be realized after two years • Expected to be earnings-accretive in the first year after completion Delivering attractive returns • Highly cash-generative businesses to continue investing in future growth • Ability to deliver attractive returns to shareholders • Expected to adopt dividend payout ratio of 40-50% of adjusted net income

…an exciting future together • Balanced governance structure • Management team focused on delivering synergies • Creating a stronger, international food retailer and delivering value for all stakeholders, through: • a superior customer offering • attractive opportunities for our associates • better serving our communities • a compelling value proposition for shareholders

Legal notices No offer or solicitation This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Legal notices Important additional information will be filed with the SEC In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Legal notices Forward-looking statements This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize in connection with their intended merger, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not

Legal notices be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; or the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated. Furthermore, this communication contains Ahold’s forward-looking statements as to the acquisition by Stop & Shop New York Metro of A&P stores, capital expenditure, margin dilution by the SPAR acquisition in the Czech Republic, rollout of KVIs, rollout of new produce departments in 167 Stop & Shop stores, new print and online platform at Stop & Shop inspired by AH’s Allerhande, aim to make all own-brand products more sustainable, implementation of the Favorite operating model in all Ahold stores in the Czech Republic, outlook for the business, delivery of a full-year performance in line with expectations and free cash flow. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold’s ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates,

Legal notices increases or changes in competition, Ahold’s ability to implement and successfully complete its plans and strategies, the benefits from and resources generated by Ahold’s plans and strategies being less than or different from those anticipated, changes in Ahold’s liquidity needs, the actions of competitors and third parties and other factors discussed in Ahold’s public filings and other disclosures. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

Thank you